February 19, 2010

Securities and Exchange Commission

Mr Patrick Gilmore

Accounting Branch Chief

Division of Corporate Finance

VIA EDGAR

Ref: 333-06718

Dear Sir,

In reference to your letter dated February 4, these are the answers to your comments:

Item 8A.

1.

We first decided to update this item to now disclose that our controls are not ineffective.

After your letter of September 2009, we had discussions with our Canadian CPA as to the quality of our internal bookkeeping and production of financial statements. We reached the conclusion that our procedures are now effective as bookkeeping is detailed and supported by appropriate documentation (bills, invoices, etc...). Then all these entries are reconciled with bank statements by Canadian CPA and all tables are referred to me for approval before being submitted to the External Auditor for review or audit.

Management has concluded that this is the most effective way to implement proper control.

Upon amending the 10K filing, management also discussed with its legal advisors for most appropriate disclosure and it was decided to delete Item 8A and only produce 9A(T). Item 9A(T) was added on the 10K form for which Item 8 was still in place and not updated.

To make for a more comprehensive filing, we will file an amended 10k/a with the updated item 8A.

Exhibit 3.1.

2.

Noted and will comply.

_______________________________________________________________

300 Avenue des Sommets,

Suite 1806

Verdun, QC

H3E 2B7

514 731 8776

Form 8-K

3.

We have filed an amendment to correct the typographical error on the signature date.

4.

Management is investigating potential procedures against Michael Minyard and Co for improperly performing requested review work. Minyard states conflicts that are solely based on discussions on billing of their services.

Minyard initially requested payment of a retainer to perform review work on our quarterly financial statements. Management argued that such a retainer should only be required for audit purposes and declined to pay such retainer. Minyard then refused to perform any work until such retainer had been funded so Management sent a check to Minyard by regular mail. Minyard then refused to perform such work before payment had been received, processed and cleared. So management sent a wire transfer to Minyard instructing not to cash cheque forthcoming in mail. Minyard cashed said cheque and thus management requested a stop payment. Cheque was indeed stopped and Minyard incurred fees that they billed to the Company. Obviously, management refused to pay those fees. And finally, Minyard sent a desist letter.

Management is now seeking reimbursement of close to 5,000$; it is perfectly clear from all invoices and statements that Company has paid close to 5,000$ more than what it was charged . Phone calls and e-mails not being answered, our legal counsels were asked to contact Minyard to claim reimbursement. Counsel has reported that Minyard over the phone accepted to return funds but so far no such refund has materialized.

Copies of e-mails relating to these events are pasted herein.

Also during such time as reviews were being processed, Minyard failed to act diligently and management also questioned whether it had overextended its resources.

Management will report these matters to the American Institute of Certified Public Accountants and to the State of Nevada. The Securities and Exchange Commission should also consider this letter as formal complaint against said auditor.

Exhibit 16.2

4.

Management is unable to communicate with Minyard and Co which fails to returns mails and phone calls. Request to produce such letter must come directly from the S E C who may also corroborate all items stated herein.

Yours truly,

Claude Gingras

Vice-President Corporate Affairs.

_______________________________________________________________

300 Avenue des Sommets,

Suite 1806

Verdun, QC

H3E 2B7

514 731 8776

Pasted copies of e-mails to Minyard & Co.

Follow the highlighted items.

De : Michael Minyard [mailto:mem@minyardcpa.com]
Envoyé : 18 novembre 2009 10:08
À : Claude Gingras; Lisa Short; Mark Hymer
Objet : RE: Invoicing

Claude:

The $5,000 is for the 2nd quarter.  You are correct.

The balance of the bill is for expenses.

Your notice to us to withhold deposit of the checks occurred after we had deposited the checks.

You subsequently sent a wire.

A check written on a Canadian account can take up to 3 weeks to clear.

Cordially,

Michael Minyard, CPA

President

Michael Minyard & Co., P.C.

Certified Public Accountants

1741 E. Morten Ave, Suite B

Phoenix, AZ 85020

P: (602) 266-1060

F: (602) 266-2450

mem@MinyardCPA.com

www.MinyardCPA.com

Information contained herein is not intended to assist or promote the avoidance of Federal tax penalties or the promotion, marketing or recommendation to another party of any transaction or matter addressed herein.

My reply to his statement that we had asked no too cash checks too late.

Mrs Short never acknowledged receipt and simply cashed the check.

De : Claude Gingras [mailto:cgingras@viropro.com]
Envoyé : 18 novembre 2009 10:35
À : 'Michael Minyard'
Objet : TR: Invoicing

I did ask to be advised by Lisa on the 27th.

De : Claude Gingras [mailto:cgingras@viropro.com]
Envoyé : 27 août 2009 13:42
À : 'Lisa Short'
Objet : TR: Invoicing

This is the reply I sent you on Tuesday.

Serge had sent checks instead of wire transfers and I was not aware of that. Seems our bank has increased its wire transfer fees which are now 40$ per item...

A check was sent through the mail and I would appreciate if you could acknowledge receipt at such time it does reach you.

Item probably was picked up on Monday in Montreal and should reach you tomorrow.

De : Claude Gingras [mailto:cgingras@viropro.com]
Envoyé : 25 août 2009 14:32
À : 'Lisa Short'
Objet : RE: Invoicing

Sorry, Sege had already prepared and shipped the checks.

De : Lisa Short [mailto:l.short@minyardcpa.com]
Envoyé : 24 août 2009 18:02
À : Claude Gingras
Cc : Michael Minyard
Objet : RE: Invoicing

No problem Claude, I have attached new copies of the invoices on our letterhead.  Wire transfer information is below.

Recipient Name:

            Michael Minyard & Co., P.C.

            1741 E Morten Ave., Suite B

            Phoenix, AZ  85020

Recipient Bank:

            Wells Fargo Bank N.A.

            3102 E Camelback Road

            Phoenix, AZ  85016

Account # 5465776978

ABA #121000248

Swift #WFBIUS6S

Thank you Claude.

Hi Claude –

Attached are detailed copies of the invoices open on your account.

Let us know if you need further information.

Regards,

Lisa

Lisa Short

Director of Administration

Michael Minyard & Co., P.C.

Certified Public Accountants

1741 E. Morten Ave, Suite B

Phoenix, AZ 85020

P: (602) 266-1060

F: (602) 266-2450

l.short@minyardcpa.com

www.minyardcpa.com